FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Clarification statement regarding AXA’s holdings in AstraZeneca PLC

AstraZeneca PLC (the ‘Company’) notes that a number of media sources have reported an aggregate interest held by AXA S.A. and its subsidiary undertakings (the ‘AXA Group’) in the ordinary share capital of the Company, based on out of date information.

Consequently, the Company wishes to clarify the current holdings of AXA S.A. and its subsidiary undertakings in the ordinary share capital of the Company.

Based on the issued share capital of the Company with voting rights of 1,262,502,850 ordinary shares of US$0.25 announced on 2 June 2014, the disaggregated interests of the AXA Group are as set out below. Accordingly, as at 11 June 2014, neither AXA S.A. itself nor any of its subsidiary undertakings held a notifiable interest under the UK Financial Conduct Authority's Disclosure and Transparency Rules.

	Number of shares with voting rights	Percentage of voting rights
AXA Investment Managers S.A.	11,685,089	0.93%
AXA S.A.	759,758	0.06%
AllianceBernstein	989,364	0.08%

A C N Kemp
Company Secretary

13 June 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 13 June 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary